F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                                     OMB APPROVAL
     no longer subject                             OMB Number          3235-0287
     to Section 16, Form 4                         Expires:    December 31, 2001
     or Form 5 obligations may                     Estimated ave. burden
     continue. See Instructin 1(b)                 hours per response        0.5

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940
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1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)
                                           The Hallwood Group
                                           Incorporated ("HWG")


  Gumbiner,            Anthony      J.                                October, 2001      X  Director          10% Owner
---------------------------------------  -----------------------    -----------------   ---               ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for   X  Officer           Other
                                              of Reporting Person        Month/Year     ---               ---
                                              (Voluntary)                                   (Give title   (specify below)
                                                                                             below)
c/o Le Roccabella
24 Princess Grace Ave.                                                                    Chairman, President & CEO
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     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Monte Carlo 98000,   Monaco                                              (Month/Year)         Line)
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     (City)                (State)          (Zip)                                             X  Form filed by One Reporting Person
                                                                                             ---
                                                                                                 Form filed by More than One
                                                                                                 Reporting Person
                                                                                             ---

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 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    _________________________________________
                                                                                                          (A)
                                                                          Code    V            Amount     (D)  Price


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5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)

              (1)
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Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see
Instruction 4(b)(v).                                                      Page 1

Page 2

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             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
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1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

Option to Purchase Common Stock                   $10.31                  5/19/00                    A
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5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

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       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

     66,300                                  Immed.        5/19/10              Common Stock         66,300
-----------------  -----------------        ------------  -------------         --------------    -----------------

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-----------------  -----------------        ------------  -------------         --------------    -----------------

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8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

   N/A                              150,000                                  D
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(1)  Mr. Gumbiner is the principal officer and director of Hallwood  Investments
     Limited  ("HIL"),  organized in the Jersey Islands.  HIL is wholly owned by the Alpha  Trust (the  "Trust"),  a trust  organized  in  Switzerland.  Mr.
     Gumbiner is a  discretionary  beneficiary of the Trust and has the power to remove the  trustee of the Trust.  The Trust,  through  HIL,  owns  790,087 shares of common stock of The Hallwood Group Incorporated and has the right to  purchase  343,949  shares of common  stock upon  conversion  of certain convertible promissory notes.



                                                                                /s/ Anthony J. Gumbiner         11/8/01
**Intentional misstatements or omissions of facts constitute Federal            ------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                      Anthony J. Gumbiner            Date




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